SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Modern Markets Flagship Access Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

3100 Clarendon Blvd., Suite 200

Arlington, VA 22201

Telephone Number (including area code): (703) 678-2303

Name and address of agent for service of process:	Mark Strabo Modern Markets Flagship Access Fund Inc. 3100 Clarendon Blvd., Suite 200 Arlington, VA 22201

Copy to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington, DC 20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes ☐ No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Arlington and State of Virginia on the 9th day of December, 2022.

MODERN MARKETS FLAGSHIP ACCESS FUND INC.

By:	/s/ Mark Strabo

Name:	Mark Strabo
Title:	Co-Chief Executive Officer, Chief Operating Officer and Secretary

ATTEST:

By:	/s/ John Strabo

Name: John Strabo

Title: Co-Chief Executive Officer, President and Treasurer

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